THOROUGHBRED RESOURCES, L.P.

June 21, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thoroughbred Resources L.P., formerly known as Armstrong Resource Partners, L.P. - Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-177260)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Thoroughbred Resources, L.P., formerly known as Armstrong Resource Partners, L.P. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-177260), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest possible practicable date hereafter. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within fifteen days of the date hereof that it will not be granted.
The Registration Statement was originally filed with the Commission on October 12, 2011, and has not been declared effective by the Commission. The Company is requesting to withdraw the Registration Statement and all amendments thereto because it elected not to pursue the sale of securities pursuant to the Registration Statement due to unfavorable market conditions at the time of filing. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that it has not sold any securities pursuant to the Registration Statement.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account.

Thoroughbred Resources, L.P.,
f/k/a Armstrong Resource Partners, L.P.

By: Elk Creek GP, LLC, its General Partner

    /s/ Martin D. Wilson
Martin D. Wilson, Chief Executive Officer

cc:    Mr. John Reynolds, U.S. Securities and Exchange Commission
Mr. Michael Killoy, U.S. Securities and Exchange Commission

Thoroughbred Resources, L.P. * 7733 Forsyth Boulevard * Suite 1625 * St. Louis, MO 63105
Phone: (314) 721-8202 * Fax: (314) 721-8211